Exhibit 99.1

For Immediate Release – Calgary, Alberta

TSX, NYSE: BXE

BELLATRIX REPORTS VOTING RESULTS FROM 2017 ANNUAL AND SPECIAL MEETING AND DETAILS OF COMMON SHARE CONSOLIDATION

CALGARY, ALBERTA (May 17, 2017) – Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) (TSX, NYSE: BXE) is pleased to announce the voting results from its annual and special meeting of shareholders held May 17, 2017 in Calgary, Alberta (the “Meeting”) and provide details on the proposed consolidation of the Company's common shares (the “Common Shares”) approved at the Meeting.

VOTING RESULTS FROM THE MEETING

Each of the matters voted upon at the Meeting is discussed in detail in the Company’s Management Information Circular dated April 3, 2017 (the “Information Circular”), which is available on SEDAR at www.sedar.com and on the Company’s website at www.bellatrixexploration.com/investors/reports-and-filings.

A total of 138,107,640 Common Shares representing approximately 56 percent of the Company’s issued and outstanding Common Shares were voted in person and by proxy at the Meeting. The voting results for each matter presented at the Meeting are provided below.

1.	Election of Directors

The number of directors to be elected to the Board of Directors of the Company (the “Board”) at the Meeting was fixed at nine and the following nine nominees were appointed as directors of Bellatrix to serve until the next annual meeting of the shareholders of the Company, or until their successors are elected or appointed:

Nominee	Votes For	Votes Withheld

Brent A. Eshleman	91.71% (94,748,719)	8.29% (8,568,450)
Murray L. Cobbe	91.60% (94,643,073)	8.40% (8,674,096)
John H. Cuthbertson	89.26% (92,220,576)	10.74% (11,096,593)
W.C. Mickey Dunn	91.56% (94,600,416)	8.44% (8,716,753)
Keith E. Macdonald	91.74% (94,782,700)	8.26% (8,534,469)
Thomas E. MacInnis	91.87% (94,915,231)	8.13% (8,401,938)
Steven J. Pully	91.86% (94,912,112)	8.14% (8,405,057)
Murray B. Todd	91.51% (94,546,194)	8.49% (8,770,975)
Keith S. Turnbull	91.91% (94,958,927)	8.09% (8,358,242)

2.	Appointment of Auditors

KPMG LLP, Chartered Accountants, were appointed to serve as the auditors of the Company until the close of the next annual meeting of the shareholders of the Company, at remuneration to be fixed by the directors of the Company.

3.	Approval of Common Share Consolidation

At the Meeting, a special resolution was passed authorizing and approving the filing of Articles of Amendment to consolidate (or reverse split) the Company’s issued and outstanding Common Shares into a lesser number of issued and outstanding Common Shares on the basis of a consolidation ratio as selected by the Board of between 4 old Common Shares to 1 new Common Share and 6 old Common Shares to 1 new Common Share (the “Common Share Consolidation Resolution”). See additional details below.

4.	Acceptance of Company’s Approach to Executive Compensation

On an advisory basis and not to diminish the role and responsibility of the Board, the Company’s approach to executive compensation disclosed in the Information Circular was approved with approximately 90 percent of votes cast in favour.

Voting in respect of fixing the number of directors and the appointment of the Company’s auditors were conducted by a show of hands. Voting in respect of all other items was conducted by ballot, and as such the percentage of votes for those items reflects the results of the votes by ballot. Additional details in respect of the Meeting’s voting results can be found on BXE’s profile at www.sedar.com and www.sec.gov.

COMMON SHARE CONSOLIDATION

The Board has approved a consolidation of the Common Shares on the basis of a consolidation ratio of 5 old Common Shares to 1 new Common Share (the “Common Share Consolidation”). The Company expects that the Common Share Consolidation will take effect on or about July 1, 2017, and that trading on a post-consolidation basis on both the NYSE and TSX will commence on or about July 6, 2017. Additional details will be announced preceding the effective date of the Common Share Consolidation.

A letter of transmittal will be mailed to registered shareholders of the Company and such registered holders will be required to deposit their share certificate(s), together with the duly completed letter of transmittal, with Computershare Trust Company of Canada, the Company's registrar and transfer agent. Non-registered shareholders holding Common Shares through an intermediary (a securities broker, dealer, bank or financial institution) should be aware that the intermediary may have different procedures for processing the Common Share Consolidation than those that will be put in place by the Company for registered shareholders. If shareholders hold their Common Shares through an intermediary and they have questions in this regard, they are encouraged to contact their intermediaries.

For further information, please contact:

Steve Toth, CFA, Vice President, Investor Relations (403) 750-1270

Bellatrix Exploration Ltd.

1920, 800 – 5th Avenue SW

Calgary, Alberta, Canada T2P 3T6

Phone: (403) 266-8670

Fax: (403) 264-8163

www.bellatrixexploration.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of applicable securities laws. More particularly and without limitation, this press release contains forward-looking statements regarding the expected date that the Common Share Consolidation will be effective, the expected date that the common shares will trade on a post-consolidation basis on the TSX and NYSE and Bellatrix's intention to mail a letter of transmittal to shareholders. All statements, other than statements of historical facts, that address activities that Bellatrix assumes, plans, expects, believes, projects, aims, estimates or anticipates (and other similar expressions) will, should or may occur in the future are forward-looking statements. The forward-looking statements provided in this news release are based on management's current belief, based on currently available information, as to the outcome and timing of future events. Bellatrix cautions that its intention to proceed with the Common Share Consolidation and other forward-looking statements relating to Bellatrix are subject to all of the risks and uncertainties normally incident to such endeavors. These risks relating to Bellatrix include, but are not limited to, the risk that Board may not implement the Common Share Consolidation or that trading on a post-consolidation basis will not take effect when expected and other risks as described in reports (including, without limitation, under the heading "Risk Factors" in the Company's Annual Information Form for the year ended December 31, 2016) on file with Canadian and US securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), through the SEC website (www.sec.gov), and at Bellatrix's website (www.bellatrixexploration.com). Furthermore, the forward-looking statements contained herein are made as at the date hereof and Bellatrix does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.